Exhibit 99.4

To all of my colleagues at Move –

While most of you on the West Coast were likely still asleep this morning, an announcement was made in New York detailing a definitive agreement for Move, Inc. to be acquired by the global media and information services company News Corp. Here is a link to the press release detailing the agreement, which marks a historic juncture for our company and positions us to serve the marketplace in even bigger and better ways. http://newscorp.com/2014/09/30/news-corp-to-acquire-move-inc-2/

The proposed acquisition has been enthusiastically endorsed by our Board of Directors and has the full backing of the National Association of Realtors. Under the agreement, News Corp will pay $21 per share for Move’s stock (or approximately $950 million, net of our existing cash balance). It intends to commence a tender offer for all of our shares within the next two weeks. REA Group Limited (REA), which is 61.6 percent owned by News Corp and is the operator of the leading residential property website in Australia, realestate.com.au, plans to hold a 20 percent stake in Move with 80 percent held by News Corp.

We expect the transaction to be finalized before the end of the year.

If you aren’t familiar with News Corp, here’s some helpful background: In 2013, News Corporation separated into two distinct publicly traded companies, News Corp and 21st Century Fox (home to a portfolio of cable, broadcast, film, pay TV and satellite news, sports and entertainment assets).

The “new” News Corp is today one of the world’s leading media and information services companies, comprised of news, book publishing, digital real estate, digital education and integrated marketing businesses. It is home to such iconic brands as Dow Jones, The Wall Street Journal, Barron’s, the New York Post, The Australian and HarperCollins Publishing, as well as The Times, Sunday Times and The Sun in the UK. News Corp’s Chief Executive is Robert Thomson, and the Executive Chairman is Rupert Murdoch.

As a business, News Corp believes deeply in content – and the sanctity of high quality content. They believe real estate is a great content opportunity – and they know the real estate space. They believe Move is well positioned to be a big winner in the real estate market – and they intend to invest in our business.

These are the reasons the acquisition makes so much sense for our company, our employees, our customers and our shareholders.

As you digest today’s announcement, there are a few things I want you to keep in mind – in fact, in the forefront of your thinking. First, News Corp values our people and intends for Move to be an operating business of News Corp, with our headquarters continuing to be in San Jose. Second, our mission is intact. Today and in the future we will provide people with the content, tools and professional expertise they need to find their perfect home, and we will work tirelessly to ensure the real estate professional remains a vital component of the real estate experience. Third, our partnership with the industry remains strong, though we will have a new parent company intent on providing the tools, resources and reach we need to compete vigorously – and to lead.

Finally, what we must do to be successful remains the same. We must be competitive. We must be innovative. We must be responsive. And we must be accountable.

You will no doubt have many questions this morning and in the coming days. The first and most logical question is – “What does all of this mean for me?” I will be hosting an all-hands conference call later this morning to discuss the transaction and to anticipate and answer as many of your questions as I can at this point. Please watch your calendars for the invitation. In addition, our executive team is all available to field questions and provide as much information as they can today and in the days ahead.

I look forward to speaking with all of you in a few hours – and I look forward to working with you in the days ahead to close the transaction and usher in a new era for Move. Thank you as always for your dedication and your passion for our business.

Steve

Notice to Investors

The Offer described in this email has not yet commenced. This email is neither an offer to buy nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Move’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that News Corp intends to file with the SEC. In addition, Move will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Move on Schedule 14D-9 and related materials with respect to the tender offer and the merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Move under the “Investors Relations” tab at the bottom of the page of Move’s website at www.move.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF MOVE AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-looking statements

Statements included in this email that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Move’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Move’s actual future results may differ materially from Move’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Move’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Move, including the risks detailed under “Risk Factors” and elsewhere in Move’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by Move in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Move undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.